UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semi-Annual Period Ended June 30, 2021

ARMM INC. (formerly Veritransfer Inc.)

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11320

Nevada

(State or other jurisdiction of incorporation or organization)

36-4959521

(I.R.S. Employer Identification No.)

5 Cowboys Way, Suite 300

Frisco, Texas 75034

(Address of principal executive offices)

972 464 1904

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

The accompanying notes are an integral part of these interim financial statements.

CERTAIN STATEMENTS CONTAINED IN THIS ANNUAL REPORT ON FORM 1-K CONSTITUTE "FORWARD-LOOKING STATEMENTS.” THESE STATEMENTS, IDENTIFIED BY WORDS SUCH AS “PLAN,” "ANTICIPATE,” "BELIEVE,” "ESTIMATE,” "SHOULD,” "EXPECT" AND SIMILAR EXPRESSIONS INCLUDE THE COMPANY’S EXPECTATIONS AND OBJECTIVES REGARDING THE COMPANY’S FUTURE FINANCIAL POSITION, OPERATING RESULTS AND BUSINESS STRATEGY. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY EXPRESSLY DISCLAIMS ANY INTENTION TO UPDATE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THIS REPORT UNLESS REQUIRED BY LAW TO DO SO.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on November 9, 2020 and Form 1-K Annual Report filed July 27, 2021.

Company Overview

Armm Inc. (the “Company”) was incorporated in the State of Nevada on September 18, 2018 under the name Veritransfer Inc. On June 29, 2021, the Company changed its name to Armm Inc. The Company is headquartered in Frisco, Texas, and its principal operations are located in Frisco, Texas. We have developed an application that will be a secure, private, software solution to promote a safer gun culture that is apolitical in nature and looks to fill a demand for gun owners to more responsibly own firearms. The Company’s application/app is currently in the iTunes and Google Play Stores.

Our Products

The Company has developed a firearms lifestyle platform that is focused on Self Reliance, while impactfully addressing the exponential growth of 1st time gun owners, and dually filling the educational void in an apolitical way via Safety & Training modules within the app and platform. Through emerging technologies, they empower citizens to manage all aspects of their passion-driven lifestyle in a secure and seamless manner. The app is accessible to users is based on Skylab Apps Inc.’s privately owned platform technology.

As part of the platform, the app can be downloaded from the Apple iTunes or Google Play Stores.

Key features include:

•	Safety & Training Modules

•	Original Digital Content for Gun Enthusiasts

•	Social Communities & Activities

•	Customized Firearms Insurance

•	Apparel & Accessories

•	Federal and State Rules & Regulations

•	Unique Incentive and Rewards Program

•	Records for insurance and theft claims

Our Mission

Through our digital platform we want to help individuals to more responsibly ensure proper, legal and safe gun ownership. Individual privacy matters, but so does the care, protection, and well-being of our communities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three months ended June 30, 2021 compared with three months ended June 30, 2020

The Company generated no revenues for the quarters ended June 30, 2021 and June 30, 2020. We incurred a net loss totaling $457,999 for the quarter ended June 30, 2021 compared to a net loss of $351,699 for the quarter ended June 30, 2020.

Operating expenses consist of consulting fees, filing fees, legal and professional fees, marketing, rent, research and development costs, share-based compensation, travel and general and administrative expenses. Operating expenses totaled $457,154 for the quarter ended June 30, 2021 compared to $351,047 for the quarter ended June 30, 2020, a net increase of $106,107 or 30.22%. This increase was due primarily to an increase of $153,364 in share-based compensation, $3,800 in consulting fees, $23,000 in filing fees, $67,326 in legal and professional fees, $115,830 in research and development expenses, $8,062 in office and administration, rent and travel expenses, offset by a decrease in marketing expenses of $265,275 for the quarter.

Other expense consisted of a $845 foreign exchange loss for the quarter compared to $652 in the prior quarter ended June 30, 2020. This increase was primarily due to changes in foreign exchange rates over the year. See “—Liquidity and Capital Resources – Indebtedness.”

Six months ended June 30, 2021 compared with six months ended June 30, 2020

The Company generated no revenues for the six months ended June 30, 2021 and June 30, 2020. We incurred a net loss totaling $615,969 for the six months ended June 30, 2021 compared to a net loss of $393,923 for the six months ended June 30, 2020.

Operating expenses consist of consulting fees, filing fees, legal and professional fees, marketing, rent, research and development costs, share-based compensation, travel and general and administrative expenses. Operating expenses totaled $613,901 for the six months ended June 30,2021 compared to $394,026 for the six months ended June 30, 2020, a net increase of $219,875 or 55.8% primarily due to an increase of $153,364 in share-based compensation, $88,619 in consulting fees, $30,648 in filing fees, $90,558 in legal and professional fees, $115,830 in research and development expenses, $6,131 in office and administration, rent and travel expenses, offset by a decrease in marketing expenses of $265,275 for the six months.

Other expense consisted of a $2,068 foreign exchange loss for the six months ended June 30, 2021 compared to a $103 gain in the prior six months ended June 30, 2020. This increase was primarily due to changes in foreign exchange rates over the year. See “—Liquidity and Capital Resources – Indebtedness.”

A.	Liquidity and Capital Resources

As of December 14, 2021, the Company had $110,000 in cash and cash equivalents on hand. Since inception, the Company has relied on the advances from shareholders and directors in the form of debt and equity financing. We had net cash of $1,675 at December 31, 2020.

At June 30, 2021, the Company had not yet achieved profitable operations, had an accumulated deficit of $3,455,231 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

During the six months ended June 30, 2021, operating activities used $615,969 primarily due to the net loss for the period and net working capital losses.

Cash used in investing activities relating to capital expenditures associated with the purchase and development of intangible assets during the six months ended June 30, 2021 was $30,000. Cash provided by financing activities during the six months ended June 30, 2021 was $815,420 related to advances from related parties and proceeds of the sale of stock and exercise of stock options. Since inception, our capital needs have primarily been met by issuance of shares.

B.	Plan of Operations

Our plan of operation for the 12 months ended December 31, 2021 is as follows:

Armm Inc. has recently launched its firearms lifestyle platform, and consumer facing mobile application. The Company will have the following key performance indicators: number of users, and revenues from subscriptions, advertising, sponsorships, and corporate partnerships.

Armm Inc. has signed an Enterprise Plan Platform Services Agreement with Skylab Apps Inc., based in Dallas, Texas to complete the software development for the Company’s final phase of commercialization (“Final Phase”).

Skylab Apps will be managing the technology platform and app’s development upon the completion of the final phase of commercialization, Phase 2. Armm Inc. anticipates that the cost of final phase of developing the platform and app will be approximately $100,000. Armm Inc. will be regularly involved in the direction and guidance of the application’s development, as required.

Once the application starts to amass a user base of up to 1,000,000, the Company will be seeking to build upon product and service features desired by the Company’s users, and we intend to improve the product offering and customer experience, including but not limited to, enhancing features, improving functionality and implementing new technologies.

C.	Trend Information

The Federal Bureau of Investigation (FBI) conducted a record high 39.7 million firearm background checks for gun purchases in 2020, according to statistics from the FBI’s National Instant Criminal Background Check System (NICS) that checks for the criminal records of people who may be disqualified from receiving firearms. The FBI reported a 40 percent surge in firearm background checks in 2020 over the previous record total of 28,369,750 from 2019, most likely in response to the Coronavirus pandemic. The 3,937,066 firearm background checks conducted in December 2020 were the largest monthly tally since the FBI started keeping track in 1998. 40% of these first time purchases were women, and the largest increase of any demographic category was among African Americans, who purchased firearms at a rate of 58 percent greater than in 2019. Sales were primarily driven by a combination of panic, fear, record unemployment, and social unrest, as gun stores continued to be deemed “essential businesses”. This has created a need and void in the market for education focused on virtual safety and training modules to address the surge in first time gun buyers.

Democrat control of the White House and Congress will inevitably bring more stringent regulation of firearms as President Biden plans to implement new regulation including:

a.	Universal background check legislation for all gun sales;

b.	Regulating the possession of existing assault weapons under the National Firearms Act;

c.	Creating a program to ensure individuals who become prohibited from possessing firearms relinquish their weapons.

Historically any regulation of firearms has equated to a robust market for firearms sales.

We believe that the continual impact of COVID-19 will likely favor the success of the application. However, the extent to which COVID-19 continues to affect the economy generally and our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

The Company also believes that the growing engagement of smartphone users will favor the success of our mobile application. With urbanization and global technology advancements, more than 5.19 billion people are using mobile phones. There are 4.54 billion people around the world using the internet, of which there are 3.8 billion social media users worldwide in January 2020 as reported in the Digital 2020 Global Overview Report (PwC Global Entertainment & Media Outlook 2019-2023). The Digital 2020 Global Overview report further indicates that the average internet user now spends 6 hours and 43 minutes online each day of which 3.7 hours are spent using social media and communications apps over mobile phones each day.

D.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

E.	Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (ASC Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC Topic 606 and all the related amendments to all of our contracts using the modified retrospective method. Additional disclosures required by ASC Topic 606 are presented within the aforementioned Revenue Recognition policy disclosure. We recognize revenue on Brewery product sales to distributors or through self-distribution at the time when the product is shipped and control of the product is transferred to the customer according to the shipping terms. Revenue from the Brewery Taproom and two bars are recognized as revenue at the point of the delivery of meals and services. Revenue from room sales at our hotel is recognized on a daily basis, as the room are occupied and we have rendered the services.  Company sales are presented net of sales tax.

F.	Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.	Other Information

We filed a 1-U with the SEC under Regulation A and was qualified on November 9, 2020.. Effective September 21, 2021, Armm Inc. (the “Company”) amended its articles of incorporation to amend the Company’s name from “Armm Inc.” to “Armm Inc.” (the “Name Change”). The rights and restrictions attached to the Company’s common stock, or any other securities of the Company, were not amended or modified by the Name Change.

Item 3.	Financial Statements

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the periods from January 1, 2021 to June 30, 2021 and from January 1, 2020 to June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

ARMM INC.

Financial Statements

Unaudited Financial Statements

As of June 30, 2021 and December 31, 2020 and for the Six Months Ended June 30, 2021 and 2020

(Expressed in US dollars)

Table of Contents

Unaudited Balance Sheets

Unaudited Statements of Operations

Unaudited Statements of Stockholders’ Deficit

Unaudited Statements of Cash Flows

Notes to Unaudited Condensed Financial Statements

Armm Inc. (formerly known as Veritransfer Inc.)

Balance sheet

As at June 30, 2021 and 2020

(Unaudited)

	Notes		June 30, 2021 $	December 31, 2020 $

ASSETS
Current assets
Cash			172,899	1,675
Prepaids			244,633	40,000
TOTAL CURRENT ASSETS			417,532	41,675

Intangible assets	3		580,923	580,923

TOTAL ASSETS			$998,455	$622,598

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	4		$366,108	$404,730
Due to related parties	5		19,913	13,870
Loan payable	5		250,000	-
TOTAL CURRENT LIABILITIES			636,021	418,600

Commitment to issue common shares	6	(e)	342,920	-

TOTAL LIABILITIES			978,941	418,600
Commitments and contingencies	7
STOCKHOLDERS’ EQUITY
Preferred shares
Authorized: 100,000,000 common shares with $0.0001 par value
Issued and outstanding: Nil (December 31, 2020 – Nil)	6	(a)
Common shares
Authorized: 100,000,000 common shares with $0.0001 par value
Issued and outstanding: 17,344,560 (December 31, 2020 – 17,214,560)	6	(a)	1,733	1,723
Additional paid-in capital			3,554,510	3,098,035
Subscriptions receivable	6	(c)	(81,498)	(56,498)
Accumulated deficit			(3,455,231)	(2,839,262)

TOTAL STOCKHOLDERS’ EQUITY			19,514	203,998

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY			$998,455	$622,598

Armm Inc. (formerly known as Veritransfer Inc.)

Statements of Operations

For the six months ended June 30, 2021 and 2020

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2021 $	2020 $	2021 $	2020 $
OPERATING EXPENSES
Consulting fees	5	3,800	-	113,962	25,343
Filing fees		25,000	-	32,648	2,000
Legal and professional fees		68,536	2,000	93,182	2,624
Marketing		21,854	1,210	21,854	287,129
Office and miscellaneous		9,064	287,129	20,245	5,808
Rent		-	1,804	-	8,264
Research and development		117,500	1,613	117,500	1,670
Share-based compensation	6	208,985	1,670	208,985	55,621
Travel		2,415	55,621	5,525	5,567
TOTAL OPERATING EXPENSES		(457,154)	(351,047)	(613,901)	(394,026)
OTHER (EXPENSE) INCOME
Foreign exchange loss		(845)	(652)	(2,068)	103

NET LOSS		(457,999)	(351,699)	(615,969)	(393,923)

Net loss per share – basic and diluted		(0.03)	(0.02)	(0.04)	(0.03)

Weighted average number of common shares outstanding – basic and diluted		17,255,439	14,358,648	17,235,112	13,198,517

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Statements of Changes in Stockholders’ Equity (Deficit)

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

	Number of Common Shares	Amount	Share Subscription Received	APIC	Accumulated Deficit	Total Stockholders’ Equity (deficit)
Balance at December 31, 2020	17,214,560	$1,723	$(56,498)	$3,098,035	$(2,839,262)	$203,998

Loss for the period	-	-		-	(157,970)	(157,970)
Balance at March 31, 2021	17,214,560	$1,723	$(56,498)	$3,098,035	$(2,997,232)	$46,028

Issued during the period:
Share issued pursuant to private placement, net of share issue costs	130,000	13	-	259,987	-	260,000
Share subscription received	-	(3)	37,500	(12,497)	-	25,000
Share subscription receivable			(62,500)			(62,500)
Share-based compensation	-	-	-	208,985	-	208,985
Loss for the period	-	-		-	(457,999)	(457,999)

Balance at June 30, 2021	17,344,560	$1,733	$(81,498)	$3,554,510	$(3,455,231)	$19,514

	Number of Common Shares	Amount	APIC	Accumulated Deficit	Total Stockholders’ Equity (deficit)
Balance at December 31, 2019	12,967,000	$1,297	$1,301,849	$(1,461,280)	$(158,134)

Loss for the period	-	-	-	(42,224)	(42,224)

Balance at March 31, 2020	12,967,000	$1,297	$1,301,849	$(1,503,504)	$(200,358)

Issued during the period:
Shares issued pursuant to private placements, net of issue costs	600,000	60	149,940	-	150,000
Bonus shares issued	1,500,000	150	374,850	-	375,000
Shares issued for services rendered	40,000	4	9,996	-	10,000
Share-based compensation	-	-	53,121	-	53,121
Loss for the year	-	-	-	(351,699)	(351,699)

Balance at June 30, 2020	15,107,000	$1,511	$1,889,756	$(1,855,203)	$36,064

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Statements of Cash Flows

For the six months ended June 30, 2021 and 2020

(Unaudited)

	2021	2020
OPERATING ACTIVITIES
Net loss for the period	$(615,969)	$(393,923)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Share-based compensation - options	208,985	-
Share-based compensation - payable	-	55,621
Change in non-cash operating assets and liabilities:
Prepaids and advances	(204,633)	(36,201)
Accounts payable and accrued liabilities	(8,622)	245,741
Due to related parties	6,043	-

Cash flows used in operating activities	(614,196)	(128,762)

INVESTING ACTIVITIES
Intangible assets purchased	(30,000)	(7,338)

Cash flows used in investing activities	(30,000)	(7,338)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net of share issue costs	260,000	150,000
Subscriptions received	25,000	-
Commitment to issue shares	280,420	-
Advance from related party	-	3,268
Related party loan received	250,000	-

Cash flows provided by financing activities	815,420	153,268

INCREASE IN CASH	171,224	17,168

CASH, BEGINNING OF THE YEAR	1,675	20,900

CASH, END OF THE YEAR	$172,899	$38,068

Non-cash investing and financing activities:
Intangible assets purchased with accounts payable	$(30,000)	$321,174

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Armm Inc. (formerly known as Veritransfer Inc.) (“the Company” or “Armm”) was incorporated in the State of Nevada on September 20, 2018. The Company was originally incorporated as Blockregistry Corp. (“Blockregistry”) in the British Virgin Islands on March 13, 2018.

On October 10, 2018, the Company and Blockregistry entered into a technology acquisition agreement which transferred all assets to the Company with shareholdings of Armm and Blockregistry remaining the same. As the shareholders of Blockregistry continued to hold their respective interests in Armm, there was no resultant change of control in either Armm or Blockregistry.

On June 29, 2021, the Company changed its name from Veritransfer Inc. to Armm Inc.

The Company is headquartered in Frisco, Texas and its principal operations are located in Frisco, Texas. The Company has developed a firearms lifestyle platform that is focused on Self Reliance, while impactfully addressing the explosion of 1st time gun owners and filling the educational void in an apolitical way via Safety & Training modules with their app & platform. Through emerging technologies, they empower citizens to manage all aspects of their passion-driven lifestyle in a secure and seamless manner.

Going Concern

The accompanying financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. At June 30, 2021, the Company had not yet achieved profitable operations, had an accumulated deficit of $3,455,231 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion.

Ongoing unfavorable economic conditions worldwide due to the COVID-19 pandemic have led to a low level of liquidity in many financial markets and extreme volatility in the credit and equity markets available to the Company. The Company has obtained funds from both related and unrelated parties since its inception. Management believes this funding will continue and is also actively seeking new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet the Company’s obligations as they become due and will allow the development of its core business.

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

The Company plans to raise capital through the issuance of equity and/or debt financing. There is no assurance that the Company will be successful in securing additional capital. If the Company is unable to achieve projected operating results and/or obtain additional financing, management will be required to curtail growth plans and reduce development activities and this will have a material adverse effect on its business and continuance as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the estimated lives of intangible assets, share based compensation, and valuation of deferred income tax assets.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of purchase to be cash equivalents.

Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350, Intangibles – Goodwill and Other Intangibles. Intangible assets that have finite lives will be amortized using the straight-line method over their estimated useful lives. In particular, software development costs are accounted for in accordance with ASC 350-40, Intangibles – Goodwill and Other, Internal-Use Software. Software development costs are capitalized when technological feasibility and marketability of the related product has been established. On December 1, 2018, the Company established technological feasibility upon successful completion and testing of the Company’s first working product pilot. Capitalized software costs will be amortized on a product-by-product basis over five years, beginning when the product is available for general release to customers. The Company also has pending patents included in its intangible assets. The pending patents will be amortized over 20 years when the final patent is granted.

Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an intangible asset is measured by comparing the carrying amount of the asset to its fair value. If the future value of the asset is lower than its carrying value, the Company recognizes an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Intangible assets with indefinite lives are reviewed for impairment annually.

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

Research and Development Costs

Internal costs relating to research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. The Company engages in a variety of research and development activities and continue to invest to improve and upgrade its internally developed software. Patent applications and related professional fees are capitalized under intangible assets. Consumer research is excluded from research and development costs and included in marketing/consulting costs.

Fair Value Measurements

The book value of cash, accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of those instruments. The fair value hierarchy under US GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - observable inputs other than Level I, quoted prices for similar assets or liabilities in active prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

The estimated fair value of the Company's common shares is estimated based on recent sales of common shares for cash.

The Company does not have assets or liabilities measured at fair value on a recurring basis.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. The basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the six months ended June 30, 2021 and 2020, loss per share excludes 2,900,000 (2020 – 3,300,000) respectively, potentially dilutive common shares (related to outstanding options and warrants) as their effect was anti-dilutive.

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

Foreign Currency Translation

The functional currency of the Company’s operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of net income.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company has adopted the provisions of FASB ASC 740, Income Taxes, regarding accounting for uncertainty in income taxes. The Company initially recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Application requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, and its recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As additional information is obtained, there may be a need to periodically adjust the recognized tax positions and tax benefits. These periodic adjustments may have a material impact on the statements of operations. When applicable, the Company classifies penalties and interest associated with uncertain tax positions as a component of income tax expense in its statement of operations.

Share-based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of ASC 718, Stock Compensation, which establishes the accounting for share-based awards and the inclusion of their fair value in net earnings in the respective periods the awards were earned. Consistent with the provisions of ASC 718, the Company estimates the fair value of share purchase options and share purchase warrants using the Black-Scholes option-pricing model at the date of the grant. Fair value is estimated on the date of grant and is then recognized as expense in the statement of operations over the requisite service period (generally the vesting period). The fair value of shares issued as compensation is measured based on the most recent financing price.

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

New Accounting Pronouncements

Fair Value Measurements

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which adds the disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain alternatives apply. This ASU is effective for interim and annual reporting periods beginning after December 15, 2019. The Company adopted this standard on January 1, 2020. The adoption of the standard had no material effect on the Company’s financial statements.

3.	INTANGIBLE ASSETS

As at June 30, 2021, the Company owns intangible assets which includes patents pending and software development costs. The software application was developed in house. At June 30, 2021 and December 31, 2020, the total capitalized intangible assets were as follows:

	June 30, 2021	December 31, 2020
Patents pending	$11,591	$11,591
Internally developed software	569,332	569,332

Total intangible assets	$580,923	$580,923

Registered trademarks are indefinite life intangible assets. During the year ended December 31, 2020 the trademarks were written down to $nil, and a charge to operations of $17,402 was recognized, as the Company changed its name during 2021. Patents are definite life intangible assets with an estimated useful life of 20 years. Internally developed software assets are definite life intangible assets with an estimated useful life of five years. As none of the intangible assets are yet completed, no amortization has been recognized.

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2021 $	December 31, 2020 $
Trade payables and accrued liabilities	366,108	404,730
Due to related parties (Note 5)	19,913	13,870

Total accounts payable and accrued liabilities	386,021	418,600

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

5.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2021 and 2020, the Company had the following related party transactions and balances:

During the six months ended June 30, 2021 and 2020, management and consulting fees of $39,000 (2020 - $18,000) were charged by the CFO of the Company.

Due to related parties at June 30, 2021 are amounts owing to the President and CFO of the Company of $19,213 (December 31, 2020 - $13,870). All amounts are non-interest bearing, unsecured and due on demand.

On January 15, 2021, the Company entered into a Shareholder Loan Agreement for $250,000. The loan bears interest at 10% per annum and has a maturity of June 30, 2021. See subsequent event note (Note 8(i)).

Additional related party transactions are disclosed in Notes 6(e) and 8.

6.	SHARE CAPITAL

a)     Authorized:

Preferred Shares

The Company is authorized to issue 100,000,000 preferred shares with a par value of $0.0001 per share. No preferred shares were issued and outstanding as at June 30, 2021.

Common Shares

The Company is authorized to issue 100,000,000 shares of common shares with a par value of $0.0001 per share. As at June 30, 2021, 17,344,560 common shares (December 31, 2020 – 17,214,560) were issued and outstanding.

b)     Share Transactions:

During the six months ended June 30, 2021, the Company completed the following stock transactions:

i)	On June 11, 2021, the Company issued the 50,000 common shares at $2.00 per share for gross proceeds of $100,000.

ii)	On May 28, 2021, the Company issued 80,000 common shares at $2.00 per shar for gross proceeds of $160,000.

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

The Company incurred share issuance costs of $12,500 in respect of the share transactions during the six months ended June 30, 2021. During the six months ended June 30, 2020, the Company completed the following stock transactions:

iii)	On May 9, 2019, the Company issued 500,000 common shares at $0.25 per share for gross proceeds of $125,000.

iv)	On May 31, 2019, the Company issued 200,000 common shares at $0.25 per share for gross proceeds of $50,000.

v)	The Company received $5,000 share subscription in advance.

c)	Share purchase options:

The Company has granted stock options under the terms of its Stock Option Plan (the “Plan”). The Plan provides that the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers of the Company on terms that the directors of the Company may determine are within the limitations set forth in the Plan. The maximum number of shares available under the Plan is limited to 15% of the issued common shares. The maximum term of stock options is ten years. All stock options vest on the date of grant, unless otherwise stated. As at June 30, 2021, the Company had 2,601,684 stock options available for grant pursuant to the Plan (December 31, 2020 – 2,582,184 ). Forfeitures are accounted for as they occur.

The Plan is administered by the Board of Directors. At the discretion of the Board of Directors, the Company may from time-to-time grant options to permitted consultants for services rendered, in lieu of cash payments. The option price is set by the Board of Directors on the date of the grant. The Board of Directors determine the vesting periods.

Changes in share purchase options during the six months ended June 30, 2021 and December 31, 2020 were as follows:

	Number Outstanding #	Weighted Average Exercise Price
Balance outstanding at December 31, 2019	1,350,000	$0.15
Granted	1,500,000	0.43
Exercised	(750,000)	0.08

Balance outstanding at December 31, 2020	2,100,000	$0.38
Granted	200,000	2.00
Exercised	(600,000)	0.25
Expired

Balance outstanding and exercisable at June 30, 2021	1,700,000	$0.62

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

Summary of share purchase options outstanding at June 30, 2021:

	Number Outstanding and Exercisable #	Exercise Price USD$ or CAD$	Expiry Date	Remaining Contractual Life (Years)
Share purchase options	400,000	USD$0.25	June 30, 2022	1.00
Share purchase options	1,100,000	USD$0.50	Sept 14, 2022	1.21
Share purchase options	200,000	USD$2.00	February 1, 2023	1.59

During the six months ended June 30, 2021, 600,000 options with an exercise price of USD $0.25 per common share were exercised. As at June 30, 2021, $62,500 was included in subscriptions receivable.

For the three and six months ended June 30, 2021 and 2020, the Company recorded share-based payments in the statement of operations of $208,985 and $208,985 (2020 - $55,621 and $55,621) with respect to share purchase options. The weighted average fair value of share purchase options granted during six months ended June 30, 2021 and 2020 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2021	2020
Share price	$2.00	$0.25
Exercise price	$2.00	$0.25
Risk-free interest rate	0.41%	1.80%
Expected life	2.00 years	2.02 years
Expected volatility*	100%	100%
Expected dividends	Nil	Nil

* Based upon management’s estimate of peer group volatility.

d)	Share purchase warrants:

During the year ended December 31, 2019, the Company issued 1,200,000 share purchase warrants to a non-employee consultant for services.

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

Changes in share purchase warrants during the six months ended June 30, 2021 and the year ended December 31, 2020 are as follows:

	Number Outstanding	Weighted Average Exercise Price
Balance outstanding at December 31, 2019	-	-
Issued	1,200,000	$0.25

Balance outstanding and exercisable at December 31, 2020	1,200,000	$0.25
Balance outstanding and exercisable at June 30, 2021	1,200,000	$0.25

Summary of share purchase warrants outstanding at June 30, 2021:

	Number Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
Share purchase warrants	1,200,000	$0.25	July 11, 2024	3.03

e)	Commitment to issue shares:

During the six months ended June 30, 2021, the Company agreed to issue 15,400 common shares as settlement of accounts payable due to the CFO of the Company. As at June 30, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. See subsequent event note (Note 8(vi)).

On January 27, 2021, the Company completed a financing of 75,110 common shares at $2.00 for gross proceeds of $150,220. As at June 30, 2021, the common shares had not been issued and were included in Commitment to Issue Comon Shares.

On May 28, 2021, 600,000 stock options were exercised and the Company agreed to issue 600,000 common shares at $0.25 per share for gross proceeds of $150,000. As at June 30, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares.

On June 17, 2021, the Company agreed to issue 17,500 common shares as bonus shares at the fair value of $35,000. As at June 30, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares.

These amounts are included as a non-current liability as at June 30, 2021.

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited)

7.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of business. These matters may relate to product liability, employment, intellectual property, tax, regulation, contract or other matters. The resolution of these matters as they arise will be subject to various uncertainties and, even if such claims are without merit, could result in the expenditure of financial and managerial resources. While unfavorable outcomes are possible, based on available information, the Company generally does not believe the resolution of these matters will result in a material adverse effect on the business, financial condition, or results of operations.

8.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events, as defined by ASC 855, formerly SFAS 165, Subsequent Events, through the date that the financial statements are issued, December 14, 2021.

Subsequent to June 30, 2021:

i.	Only July 2, 2021, $125,000 of the loan payable was repaid in cash, and the maturity date was extended until September 30, 2021.

ii.	On August 16, 2021 500,000 share purchase warrants at $0.25 per share for were exercised for gross proceeds of $125,000.

iii.	On September 1, 2021 the Company entered into an Advisory Agreement with KBBAT LLC, to act as a strategy and marketing partner to Armm Inc. In conjunction with this Agreement Mr. Kevin Harrington will act as a Brand Ambassador to the Company.

iv.	On October 8, 2021 the Company entered into a video production contract with Caleb Baldtree Films to produce original firearms safety and training video content.

v.	On October 15, 2021 the Company entered into a Service Agreement with SNFLWR Agencies to help the Company recruit an curate a Social Media Influencer Advisory Board, and/or Brand Ambassadors.

vi.	On November 26, 2021, the Company issued 15,400 common shares as settlement of accounts payable due to the CFO of the Company.

vii.	On December 7, 2021 the Company granted 75,000 share purchase options to consultants at an exercise price of $2.00 per share through December 7, 2023.

viii.	On December 7, 20201 the Company issued 147,5000 common shares at $2.00 per share for gross proceeds of $295,000.

The accompanying notes are an integral part of these financial statements.

Item 4.	Exhibits

2.1	Articles of Incorporation**
2.2	Bylaws**
4.1	Form of Subscription Agreement**
6.1	Stock Option Plan**
6.2	Dalmore Broker-Dealer Agreement**
6.3	Business Advisory and Fractional CFO Engagement Letter for Ralph Proceviat**

** Previously filed as an exhibit to the Company’s Form 1-A

The accompanying notes are an integral part of these financial statements

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Henderson, Nevada on December 14, 2021.

ARMM INC.

By: /s/ Mark Lawson, President & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

By:	/s/ Mark Lawson
President & Director
Armm Inc.
December 14, 2021

By:	/s/ Ralph Proceviat
Chief Financial Officer
Armm Inc.
December 14, 2021

By:	/s/ Nico Civelli
Director
Armm Inc.
December 14, 2021